Exhibit 99.9

Infosys Technologies Limited Regd. Office : Electronics City, Hosur Road, Bangalore – 560 100, India.

Audited financial results for the quarter and nine months ended December 31, 2003

	(in Rs. crore, except per share data)
	Quarter ended		Nine months ended		Year ended
	December 31,		December 31,		March 31,

	2003	2002	2003	2002	2003

Income from software services and products
Overseas	1,227.30	945.18	3,401.93	2,552.93	3,543.51
Domestic	7.96	13.46	50.06	49.90	79.18
Total	1,235.26	958.64	3,451.99	2,602.83	3,622.69
Software development expenses	645.48	481.62	1,805.42	1,283.50	1,813.30
Gross profit	589.78	477.02	1,646.57	1,319.33	1,809.39
Selling and marketing expenses	92.35	73.60	252.51	198.02	266.98
General and administration expenses	87.25	69.93	257.15	189.65	270.37
Operating profit before interest, depreciation and amortization	410.18	333.49	1,136.91	931.66	1,272.04
Interest	—	—	—	—	—
Depreciation and amortization	62.23	49.48	168.82	136.19	188.95
Operating profit after interest, depreciation and amortization	347.95	284.01	968.09	795.47	1,083.09
Other income	47.48	29.80	124.21	72.22	99.61
Provision for investments	2.29	—	8.88	23.76	23.77
Profit before tax	393.14	313.81	1,083.42	843.93	1,158.93
Provision for taxation	65.00	57.50	177.00	145.00	201.00
Profit after tax	328.14	256.31	906.42	698.93	957.93
Paid-up equity share capital (par value Rs. 5/- each, fully paid)	33.23	33.11	33.23	33.11	33.12
Reserves	3,692.05	2,673.99	3,692.05	2,673.99	2,827.53
Earnings per share (par value Rs. 5/- each)
Basic	49.43	38.70	136.73	105.57	144.68
Diluted	48.54	38.22	135.43	104.70	143.37
Dividend per share (par value Rs. 5/- each)
Amount	—	—	14.50	12.50	27.00
Percentage (%)	—	—	290	250	540
Aggregate of non-promoter’s shareholding
Number of shares	4,87,64,522	4,73,94,894	4,87,64,522	4,73,94,894	4,74,15,483
Percentage of shareholding	73.39	71.56	73.39	71.56	71.58

Segment reporting

	(in Rs. crore)
	Quarter ended		Nine months ended		Year ended
	December 31,		December 31,		March 31,

	2003	2002	2003	2002	2003

Revenue by industry segment
Financial services	457.86	360.79	1,295.09	982.25	1,355.94
Manufacturing	178.85	166.23	522.28	442.36	597.84
Telecom	183.84	134.60	511.59	379.19	543.19
Retail	151.98	112.82	413.70	300.59	414.54
Others	262.73	184.20	709.33	498.44	711.18
Total	1,235.26	958.64	3,451.99	2,602.83	3,622.69
Less : Inter-segment revenue	—	—	—	—	—
Net revenue from operations	1,235.26	958.64	3,451.99	2,602.83	3,622.69
Segment profit / (loss) before tax and interest:
Financial services	151.66	117.62	414.88	319.87	431.86
Manufacturing	52.99	55.98	159.65	148.73	196.14
Telecom	62.96	51.09	174.84	152.00	213.29
Retail	55.98	46.77	153.13	128.37	172.53
Others	86.59	62.03	234.41	182.69	258.22
Total	410.18	333.49	1,136.91	931.66	1,272.04
Less : Interest	—	—	—	—	—
Less : Other un-allocable expenditure
(excluding un-allocable income)	62.23	49.48	168.82	136.19	188.95
Operating profit before tax	347.95	284.01	968.09	795.47	1,083.09

Notes on segment information

Principal segments

The company’s operations predominantly relate to providing technology services delivered to clients globally, operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of the segmental information set out above.

Segmental capital employed

Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and support services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities has been made.

Note:

1.	The above audited quarterly and nine months’ results have been taken on record by the Board at its meeting held on January 9, 2004. There are no qualifications in the auditors’ reports issued for these periods.

2.	Other information:

	(in Rs. crore)
	Quarter ended		Nine months ended		Year ended
	December 31,		December 31,		March 31,

	2003	2002	2003	2002	2003

Staff costs	641.08	446.32	1,745.33	1,195.28	1,677.12
There are no other items exceeding 10% of aggregate expenditure
Details of other income:
Interest on deposits	21.06	19.52	63.71	55.89	78.05
Dividends	5.15	—	8.68	—	—
Exchange difference	19.52	8.87	46.26	13.74	17.67
Miscellaneous income	1.75	1.41	5.56	2.59	3.89
Total	47.48	29.80	124.21	72.22	99.61

3.	Information on investor complaints pursuant to clause 41 of the listing agreement for the quarter ended December 31, 2003

Nature of complaints received	Opening balance	Additions	Disposals	Closing balance
Dividend related	0	31	31	0

4.	On December 18, 2003, the company concluded an agreement to acquire 100% of the equity in Expert Information Services Pty. Limited, Australia, subject to the standard closing conditions. The transaction value approximates A$ 31.0 million (US$ 23.24 million or Rs. 105.86 crore). The consideration comprises a payment in cash on conclusion, an earn-out on achieving financial conditions over a three year period ending March 31, 2007 and the release of the balance retained in escrow for representations and warranties made by the selling shareholders. As of December 31, 2003, the company had remitted Rs. 50.75 crore to its solicitors to be retained in trust for the acquisition of the shares. The transaction was concluded on January 2, 2004 and consequently, the acquired company was renamed as “Infosys Technologies (Australia) Pty. Limited”.

5.	On October 10, 2003, the company set up a wholly-owned subsidiary in the People’s Republic of China named Infosys Technologies (Shanghai) Co. Limited. The subsidiary will be capitalized at US$ 5 million (Rs. 22.78 crore). As of December 31, 2003, the company had invested US$ 1 million (Rs. 4.54 crore) in the subsidiary.

6.	During the nine months ended December 31, 2003, management reduced the remaining estimated useful life of the intellectual property in a commercial software application product to three months, effective August 2003 and treasury management product to two months, effective November 2003. The revised estimation represents management’s present evaluation of the expected future commercial benefits from these products. The revision has resulted in an increased charge to the profit-and-loss account of Rs. 8.57 crore and Rs. 20.28 crore in the quarter and nine months ended December 31, 2003.

7.	The company evaluates all investments for any diminution in their carrying values that is other than temporary. During the quarter and nine months ended December 31, 2003, provision made on trade investments amounted to Rs. 2.46 crore and Rs. 8.81 crore respectively. The company provided Rs. (0.17) crore and Rs. 0.07 crore during the quarter and nine months ended December 31, 2003, respectively, on revision of the carrying amount of non-trade investments to fair value.

8.	During the quarter ended September 30, 2003, Ms. Jennifer Griffith, a former employee, filed a lawsuit against the company and its former director, Mr. Phaneesh Murthy. The lawsuit was served on the company during the quarter ended December 31, 2003. Management is reviewing the allegations. Based on its present knowledge of facts, management estimates that the lawsuit will not have material impact on the result operations or the financial position of the company.

9.	During the nine months ended December 31, 2003, the company successfully completed the sponsored secondary ADR program.

10.	During the nine months ended December 31, 2003 and 2002, and the year ended March 31, 2003, the company issued 2,12,914; 43,359 and 56,948 equity shares respectively, pursuant to the exercise of stock options by certain employees.

11.	During the nine months ended December 31, 2003, the lawsuit filed by Ms. Reka Maximovitch was settled for US$ 3 million. The company’s liability was Rs. 7.09 crore (US$ 1.5 million) of which Rs. 2.48 crore was provided in the quarter ended June 30, 2003. The remainder was made out of the provision of Rs. 2.40 crore made in the previous year and through the reimbursement of legal fees by the insurance company.

12.	An interim dividend of Rs. 14.50 per share (290% on an equity share of par value of Rs. 5/-) was declared for the half-year ended September 30, 2003. The dividend was paid out to the shareholders as of October 17, 2003. The interim dividend for the half-year ended September 30, 2002 was Rs. 12.50 per share (250% on an equity share of par value of Rs. 5/-).

Audited consolidated financial results of Infosys Technologies Limited and its subsidiaries

	(in Rs. crore, except per share data)
	Quarter ended		Nine months ended		Year ended
	December 31,		December 31,		March 31,

	2003	2002	2003	2002	2003

Income from software services, products and business process management
Overseas	1,249.09	951.56	3,453.53	2,560.41	3,564.36
Domestic	7.92	13.46	49.98	49.90	75.62
Total	1,257.01	965.02	3,503.51	2,610.31	3,639.98
Software development expenses and business process management expenses	656.70	486.04	1,831.58	1,289.46	1,822.96
Gross profit	600.31	478.98	1,671.93	1,320.85	1,817.02
Selling and marketing expenses	94.89	75.09	259.23	200.61	271.73
General and administration expenses	92.33	71.21	267.66	192.59	275.67
Operating profit before interest, depreciation and amortization	413.09	332.68	1,145.04	927.65	1,269.62
Interest	—	—	—	—	—
Depreciation and amortization	63.75	50.05	172.32	136.93	190.34
Operating profit after interest, depreciation and amortization	349.34	282.63	972.72	790.72	1,079.28
Other income	46.46	29.78	121.56	73.07	100.26
Provision for investments	2.29	—	8.88	23.76	23.77
Profit before tax	393.51	312.41	1,085.40	840.03	1,155.77
Provision for taxation	65.00	57.50	177.00	145.00	201.00
Profit after tax	328.51	254.91	908.40	695.03	954.77
Paid-up equity share capital (par value Rs. 5/- each, fully paid)	33.23	33.11	33.23	33.11	33.12
Reserves	3,690.88	2,670.09	3,690.88	2,670.09	2,824.37
Preference shares issued by subsidiary	49.00	49.00	49.00	49.00	49.00
Earnings per share (par value Rs. 5/- each)
Basic	49.49	38.49	137.03	104.98	144.20
Diluted	48.59	38.01	135.73	104.12	142.89
Dividend per share (par value Rs. 5/- each)
Amount	—	—	14.50	12.50	27.00
Percentage (%)	—	—	290	250	540
Aggregate of non-promoter’s shareholding
Number of shares	4,87,64,522	4,73,94,894	4,87,64,522	4,73,94,894	4,74,15,483
Percentage of shareholding	73.39	71.56	73.39	71.56	71.58

Note: Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses, after eliminating intra-group balances and transactions and resulting unrealized gains / losses. The consolidated financial statements are prepared applying uniform accounting policies.

By order of the Board
for Infosys Technologies Limited

Bangalore, India	Nandan M. Nilekani	N. R. Narayana Murthy
January 9, 2004	Chief Executive Officer, President and Managing Director	Chairman and Chief Mentor

The Board has also taken on record the unaudited consolidated results of Infosys Technologies Limited and its subsidiaries for the three months and nine months ended December 31, 2003, prepared as per US GAAP. The summary of the above financial statements is as follows:

	(in US$ million, except per ADS data)
	Three months ended		Nine months ended		Fiscal Year
	December 31, (Unaudited)		December 31, (Unaudited)		(Audited)

	2003	2002	2003	2002	2003

Revenues	275.89	200.01	759.91	537.78	753.81
Cost of revenues including amortization of deferred stock compensation	155.86	110.93	429.50	294.23	417.36
Gross profit	120.03	89.08	330.41	243.55	336.45
Net income	70.55	52.25	193.53	141.80	194.87
Earnings per American Depositary Share
Basic	0.54	0.40	1.47	1.08	1.49
Diluted	0.52	0.39	1.45	1.06	1.47
Total assets	969.24	635.40	969.24	635.40	704.31
Cash and cash equivalents	421.30	308.56	421.30	308.56	354.36
Liquid mutual funds	133.01	—	133.01	—	—

Note: Two American Depositary Shares (ADS) are equivalent to one equity share.

The reconciliation of consolidated net income as per Indian GAAP and US GAAP is as follows :

	(in US$ million)
	Three months ended		Nine months ended		Fiscal Year
	December 31, (Unaudited)		December 31, (Unaudited)		(Audited)

	2003	2002	2003	2002	2003

Consolidated net profit as per Indian GAAP	72.11	53.09	196.98	143.95	197.36
Amortization of deferred stock compensation expense	(0.67)	(1.24)	(2.82)	(3.73)	(4.80)
Deferred taxes	0.28	—	0.02	—	(0.19)
Gain on forward foreign exchange contracts	(0.84)	0.70	—	0.70	0.50
Net provision for investments	—	—	—	1.69	2.00
Others	(0.33)	(0.30)	(0.65)	(0.81)	—
Consolidated net income as per US GAAP	70.55	52.25	193.53	141.80	194.87

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2003 and the quarter report on Form 6-K for the quarter ended June 30, 2003 and September 30, 2003. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.